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                                         Alternative Investments Client Services
                                         Princeton Corporate Campus
                                         800 Scudders Mill Road, 2H
                                         Plainsboro, New Jersey 08536


[Logo Merrill Lynch] Investment Managers

                                          November 1, 2005

Mr. Jorge Bonilla
Senior Staff Accountant - Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington DC  20549

Re:      ML Select Futures I LP file no. 0-50269

Dear Mr. Bonilla:

In response to your comment letter dated May 19 for the above referenced file number, we would like to assure the U.S. Securities and Exchange Commission that we have received the manually signed annual reports from our auditors, Deloitte and Touche, prior to submitting our 10K files via EDGAR. We maintain these manual signatures in our files on site for 18 months and then are housed off site for 10 years. We will indicate the auditor signature electronically in futures filings.


If you have any further inquiries, you may contact me directly at 609-282-6091 or via email at barbra_kocsis@ml.com. You may also contact the Chief Financial Officer, Michael Pungello.

Regards,

\s\ Barbra E. Kocsis
Barbra E. Kocsis
Vice President/Fund Controller
MLIM Alternative Investments Accounting Services